The RoyaLand Company Ltd.

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

June 13, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Marion Graham

Jeff Kauten

Dave Edgar

Christine Dietz

Re:	RoyaLand Co Ltd.

Draft Registration Statement on Form F-1

Submitted March 1, 2023

CIK No. 0001924064

Ladies and Gentlemen:

We hereby submit the responses of The RoyaLand Company Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated March 28, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 submitted March 1, 2023

Cover Page

1.	Please disclose the material terms of the warrants to be issued to the representative. Refer to Item 501(b)(2) of Regulation S-K.

Response: We have revised the Registration Statement as requested.

Notes on Prospectus Presentation, page ii

2.	We note that for the convenience of the reader you provide a currency translation; however, you applied different translation rates for June 30, 2022 and June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Note that once your filing is updated for December 31, 2022 that rate should be used. Refer to Rule 3-20(b)(1) of Regulation S-X.

Response: We have revised the Registration Statement to update the exchange rate as requested.

Prospectus Summary

Overview, page 1

3.	Please revise this section to clarify the development status of your TheRoyal.Land and myRoyal.World platforms. To the extent these platforms are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management’s discussion and analysis, as applicable.

Response: We have revised the Registration Statement throughout to include a more detailed discussion of the development status of TheRoyal.Land and myRoyal.World.

Risk Factors

Our dual class voting structure..., page 27

4.	Please disclose that your Class A shares do not automatically convert to Class B shares upon transfer to another Class A shareholder and that this may have the effect of further concentrating control or permitting the transfer of control of the company to another Class A shareholder.

Response: We have revised the Registration Statement to include the requested disclosure.

We are a “smaller reporting company”...., page 36

5.	We note your risk factor that you are a smaller reporting company. Please note that a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to Instruction 2 to Item 10(f) of Regulation S-K and SEC Release No. 34-88365.

Response: We have revised the “Risk Factors” section of the Registration Statement to remove the “smaller reporting company” risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

6.	You disclose that you believe that “sufficient funds will be generated from operations and equity financings to fund our operations for at least the next twelve months.” Please revise to clarify what equity financings you are including in your assertion. Also, clarify whether your currently available cash resources, without regard to any proceeds you may expect to receive from additional financing including this offering, will be sufficient to fund your operations for the next twelve months. To the extent your currently available cash resources will not be sufficient to meet your operating needs for the next twelve months, revise to disclose the minimum period of time that you will be able to conduct your planned operations. Refer to Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

Response: We have revised the Registration Statement to clarify the equity financings and the minimum period of time our currently available cash resources will be sufficient.

Business, page 54

7.	We note your disclosure on page 14 that five customers accounted for 92.2% of your total revenue for the six months ended June 30, 2022. Please include a separate section that discusses the material terms of your agreements with those customers including the term and termination provisions. Refer to Item 4.B.6 of Form 20-F.

Response: We respectfully inform the Staff that there were no written agreements with these five customers and that these agreements are not ongoing. There were no explicit term or termination provisions in these verbal agreements. OAPLT operated on a project-based model, specializing in graphic design, website development and video production services, and engagements were typically established through verbal communication and informal arrangements. These were not recurring engagements and occurred on discrete dates. We do not expect to generate recurring revenue from these customers in future periods due to the change of our business strategy from contract design and development work to the design, development and promotion of TheRoyal.Land and myRoyal.World. Accordingly, we do not expect to be dependent on these customers or related agreements for revenues in future periods. We have revised the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement to include a summary of the material terms of these agreements.

Planned Features, page 62

8.	Please revise your statement that “These digital revenue streams are more recurring and have relatively higher profit margins” to clarify that this is your expectation regarding this potential revenue stream.

Response: We have revised this statement in the Registration Statement to clarify that this is our expectation.

Development Timeline, page 64

9.	Revise to clearly explain the stage of development for the myRoyal.World and TheRoyal.Land platforms.

Response: We have revised the Registration Statement to clearly explain our development stage.

Principal Shareholders, page 75

10.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: We have revised the “Principal Shareholders” section of the Registration Statement to disclose the requested information.

Description of Share Capital and Bye-Laws

Share Capital, page 80

11.	Your disclosure that each Class A Common Share will automatically convert into one Class B Common Share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class A Common Shares is inconsistent with your disclosure elsewhere in the prospectus that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. Please advise or revise.

Response: We have revised the “Share Capital” section of the Registration Statement to clarify the disclosure therein.

Limitation of Liability and Indemnification of Directors and Officers, page 85

12.	Please clarify here and throughout the filing whether the provision in your bylaws waiving claims by shareholders against your officers and directors applies to claims under the Securities Act and the Exchange Act.

Response: We have revised the Registration Statement to clarify the waiver as requested.

Underwriting

Company Lock-Up, page 99

13.	Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

Response: We have revised the Registration Statement to disclose the exceptions to the lock-ups agreements as requested.

The RoyaLand Company Ltd.

Notes to the Consolidated Financial Statements

Note 7. Subsequent Events

Pro Forma Financial Statements, page F-13

14.	Please revise your pro forma financial statement presentation as follows pursuant to Article 11 of Regulation S-X:

●	Remove the pro forma financial statements included here and beginning on page F- 24 from the notes to the consolidated financial statements and move them to the forepart of the filing. Refer to Rule 11-02(a)(12)(i);

●	In the introductory paragraph, you disclose that the pro forma financial statements assume the acquisitions of RoyaLand Ltd. and OAPLT occurred as of the beginning of the periods presented. Revise to remove the reference to the RoyalLand Ltd. acquisition since this common control transaction is already retroactively reflected in the historical financial statements. Also, revise to provide an enhanced explanation of what the pro forma presentation shows including how the financial statements of OAPLT were translated into U.S. dollars. Refer to Rule 11-02(a)(2);

●	Remove the pro forma financial statements as of, and for the period ended, June 30, 2021. Refer to Rule 11-02(c)(2);

●	Upon updating your financial statements for the interim period ended December 31, 2022, please remove the pro forma balance sheet. Refer to Rule 11-02(c)(1);

●	On the face of the pro forma financial statements, include columns for each of the condensed historical financial statements of RoyaLand Ltd. and OAPLT, a column for pro forma transaction adjustments and a column for the combined pro forma results. Refer to 11-02(a)(4); and

●	Include notes to the pro forma financial statements that clearly explain the assumptions involved in any pro forma transaction adjustments, and reference each adjustment on the face of the pro forma financial statements to the notes. Refer to Rule 11-02(a)(1), (8) and (11).

Response: We have revised the pro forma financial statement presentation in the Registration Statement as requested.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and confirms that there have not been, and does not expect to present, any such written communications with potential investors.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +41 22 830 2292 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

The RoyaLand Company Ltd.

By:	/s/ Emanuele Filiberto di Savoia
Emanuele Filiberto di Savoia
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

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